Aureus Greenway Holdings Inc.

2995 Remington Boulevard

Kissimmee, Florida 34744

Tel: (407) 344 4004

VIA EDGAR

April 19, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ms. Kate Beukenkamp

Re: Aureus Greenway Holdings Inc.

Amendment No.1 to Draft Registration Statement on Form S-1

Submitted March 26, 2024

CIK No. 0002009312

Dear Ms. Beukenkamp,

This letter is in response to your letter on April 11, 2024, in which you provided a comment to the above referenced Amendment No.1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) of Aureus Greenway Holdings Inc. (the “Company”) confidentially submitted to the U.S. Securities and Exchange Commission on March 26, 2024. On the date hereof, the Company has submitted Amendment No. 2 to the Registration Statement on Form DRS/A (the “Amended Registration Statement”). We set forth below in bold the comment in your letter relating to the Draft Registration Statement followed by our responses to the comment.

Amendment No.1 to Draft Registration Statement on Form S-1 submitted March 26, 2024

Notes to Audited Consolidated Financial Statements

Note 11 – Income Tax, page F-26

1.	Please ensure your disclosure here satisfies all applicable guidance in ASC 740-10-50 and Rule 4-08 of Regulation S-X. For example, (1) deferred income tax expense should be disaggregated between federal and state, (2) the income tax reconciliation should be to the federal rate with state income tax as a component of the reconciliation, and (3) provide a schedule of all material items contributing to deferred tax assets and liabilities. Regarding item (3), clarify for us if there are any temporary differences for property and equipment (including related depreciation) contributing to deferred income taxes, and if not, why not. Additionally, provide the nature of the items for “Tax effect of temporary difference” reported and nondeductible expenses mentioned. Further, you disclose in this note that (a) as of December 31, 2022 the deferred tax assets of $277,634 represented the net operating losses recognized for Chrome I but we do not see this amount reported on the balance sheet at that date or in any schedule in this note, and (b) $84,914 of deferred tax assets for Chrome II were utilized during the year ended December 31, 2023 but the deferred tax assets table reports $111,518 was utilized in 2023; please clarify each.

RESPONSE: We respectfully advise the Staff that the Company’s responses are further discussed for each part below:

(1)	We respectfully advise the Staff that the Company has revised the disclosure on page F-26 that the deferred income tax expense has been disaggregated between federal and state.

(2)	We respectfully advise the Staff that the Company has revised the disclosure on page F-27 that the income tax reconciliation started from the federal rate with state income tax as a component of the reconciliation.

(3)	We respectfully advise the Staff that the Company has revised the disclosure on page F-27 to provide a schedule of all material items contributing to deferred tax assets and liabilities. Moreover, the accelerated depreciation of property and equipment has been recognized as deferred tax liabilities and the Company has revised the respective part of consolidated financial statements and related disclosure on pages F-3, F-4, F-5, F-6 and F-27. The nondeductible expenses of $268,000 represented the audit fee expenses in relation to IPO incurred by the Company which is incorporated in the state of Nevada which is not subject to any income taxes and we have revised the disclosure on page F-27 as “Tax holiday represented the audit fee expenses in relation to IPO incurred by the Company which is incorporated in the state of Nevada is not subject to any income taxes.”

(a)	We respectfully advise the Staff that the Company has revised the disclosure on page F-28 to clarify the statement “as of December 31, 2022, the deferred tax assets of $277,634 represented the net operating losses recognized for Chrome I” which should be “As of December 31, 2022, the deferred tax assets of $73,573 represented the net operating losses (“NOLs”) of $277,634 recognized for Chrome I due to the opinion of the management that Chrome I has taxable income to be utilized the NOLs in the foreseeable future”.

(b)	We respectfully advise the Staff that $111,518 represented the total amount of deferred tax assets utilized for both Chrome I and Chrome II in 2023 while $26,604 of deferred tax assets was utilized under Chrome I during the year and $84,914 of deferred tax assets was utilized under Chrome II during the year ended December 31, 2023. We have revised the disclosure on page F-28 accordingly.

In relation to the above revisions made to the financial statements and notes, we have also revised other sections in this prospectus on pages 9, 33 and 36, accordingly.

In addition to the above response to your comment, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Travis Grodin, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or tg@orllp.legal.

Sincerely,

/s/ ChiPing Cheung
ChiPing Cheung
Chief Executive Officer